UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CHARAH SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15957P105

(CUSIP Number)

Mark Spender

Bernhard Capital Partners

400 Convention Street, Suite 1010

Baton Rouge, LA, 70802

(225) 228-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Julian Seiguer

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, Texas 77002

(713) 836-3600

April 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 305,481
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 305,481
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,481
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.06%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Holdings GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 305,481
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 305,481
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,481
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.06%
12	TYPE OF REPORTING PERSON (see instructions) OO

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 548,359
	6	SHARED VOTING POWER 305,481
	7	SOLE DISPOSITIVE POWER 548,359
	8	SHARED DISPOSITIVE POWER 305,481

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 853,841
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.15%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 759,793
	6	SHARED VOTING POWER 305,481
	7	SOLE DISPOSITIVE POWER 759,793
	8	SHARED DISPOSITIVE POWER 305,481

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,065,274
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.65%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Preferred Stock Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,662,766
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,662,766
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,662,766
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.12%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Preferred Stock Aggregator GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,662,766
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,662,766
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,662,766
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.12%
12	TYPE OF REPORTING PERSON (see instructions) OO

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,276,400
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,276,400
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,276,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.86%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,276,400
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,276,400
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,276,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.86%
12	TYPE OF REPORTING PERSON (see instructions) OO

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS James M. Bernhard Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,276,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,276,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,276,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.86%
12	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Jeffrey Scott Jenkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,276,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,276,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,276,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.86%
12	TYPE OF REPORTING PERSON (See Instructions) IN

AMENDMENT NO. 5 TO SCHEDULE 13D

Explanatory Note

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed on March 26, 2020, as amended by that certain Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), filed on November 23, 2020, that certain Amendment No. 2 to the Original Schedule 13D (“Amendment No. 2”), filed on January 4, 2022, that certain Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), filed on November 18, 2022, and by that certain Amendment No. 4 to the Original Schedule 13D (“Amendment No. 4”), filed on November 23, 2022, and as amended through this Amendment No. 5 (the “Schedule 13D”). Except as specifically amended by this Amendment No. 5, the Schedule 13D remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the respective meanings previously ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Merger Agreement

On April 16, 2023, Acquisition Parent 0423 Inc., a Delaware corporation (“Parent”), Charah Solutions, Inc., a Delaware corporation (the “Company”), and Acquisition Sub April 2023, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Acquisition Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for, among other things, the merger of Acquisition Sub with and into the Company (the “Merger”), as a result of which, the Company shall be the surviving corporation and shall continue its corporate existence under the laws of the State of Delaware as a wholly-owned subsidiary of Parent.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

Voting and Support Agreement

In connection with the entry into the Merger Agreement, on April 16, 2023, Charah Holdings LP, a Delaware limited partnership, entered into a Voting and Support Agreement (the “Voting Agreement”) with BCP Energy Services Fund-A, LP, a Delaware limited partnership, BCP Energy Services Fund, LP, a Delaware limited partnership, and Charah Preferred Stock Aggregator, LP, a Delaware limited partnership (each of which is a stockholder of the Company, and together, the “Holder”), the Parent, and the Company. The Holder and its affiliates are the beneficial owners of 4,276,400 shares of Company common stock. The Voting Agreement provides that the Holder shall, among other things, vote all of the Common Stock that it beneficially owns: (a) in favor of the adoption of the Merger Agreement; and (b) against (i) any agreement, transaction or proposal that relates to a Competing Proposal (as defined in the Merger Agreement) or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger and the other transactions or matters contemplated by the Merger

Agreement; (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its Subsidiaries contained in the Merger Agreement or of the Holder contained in this Agreement; (iii) any action or agreement that would reasonably be expected to result in (A) any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being fulfilled or (B) authorize any additional shares or classes of shares of capital stock or change in any manner the rights and privileges, including the voting rights, of any class of shares of capital stock of the Company (including any amendments to the Company Charter, the Company Certificates of Designation or the Company Bylaws); (iv) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company; and (v) any other action that would reasonably be expected to impede, interfere with, delay, discourage, postpone, adversely affect or frustrate the purposes of any of the transactions contemplated by the Merger Agreement, including the Merger, or this Agreement. In the event that the board of directors of the Company makes an Adverse Recommendation Change (as defined in the Merger Agreement), the foregoing obligations of the Holder shall be modified such that the number of shares voted by the Holder that the Holder must vote in favor of the Merger Agreement shall be the number of shares with voting power equal to (a) the aggregate voting power of the Shares, multiplied by (b) the percentage of aggregate voting power with respect to all outstanding shares of Company Common Stock held by stockholders of the Company (excluding the Holder) voting in favor of the adoption of the Merger Agreement.

Pursuant to the Voting Agreement, the Holder shall not, with respect to any shares beneficially owned by the Holder, (a) transfer any such shares or (b) deposit any such shares into a voting trust or enter into a voting agreement that is inconsistent with this Voting Agreement. Additionally, the Holder agrees not to (i) initiate or solicit the making of any proposal that constitutes or would lead to a Competing Proposal; (ii) enter into or otherwise participate in any discussions with any person other than the Parent that is reasonably likely to be considering a Competing Proposal; (iii) enter into any agreement or other contract relating to a Competing Proposal; (iv) approve or recommend any Competing Proposal; (v) take any action to make any provision in the Company’s articles of incorporation or bylaws inapplicable to any transactions contemplated by the Competing Proposal; or (vi) agree, authorize or commit to do any of the foregoing.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed as Exhibit 2 hereto and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above and the Merger Agreement and Voting Agreement filed as Exhibit 1 and Exhibit 2, respectively, are incorporated herein by reference in their entirety.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of April 16, 2023, by and among Acquisition Parent 0423 Inc., Acquisition Sub April 2023 Inc. and Charah Solutions, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 21, 2023).

2	Voting and Support Agreement, dated as of April 16, 2023, by and among Charah Holdings LP, BCP Energy Services Fund-A, LP, BCP Energy Services Fund, LP, Charah Preferred Stock Aggregator, LP, Acquisition Parent 0423 Inc. and Charah Solutions, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 21, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2023

BCP ENERGY SERVICES UGP, LLC

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND GP, LP
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH PREFERRED STOCK AGGREGATOR, LP
By: Charah Preferred Stock Aggregator GP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH PREFERRED STOCK AGGREGATOR GP, LLC By: BCP Energy Services Fund GP, LP, its general partner By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND-A, LP
By: BCP Energy Services Fund GP, LP, its general partner
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND, LP
By: BCP Energy Services Fund GP, LP, its general partner
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH HOLDINGS GP LLC

By:	/s/ Mark Spender
Name:	Mark Spender
Title:	Authorized Signatory

CHARAH HOLDINGS LP
By: Charah Holdings GP LLC, its general partner

By:	/s/ Mark Spender
Name:	Mark Spender
Title:	Authorized Signatory

JAMES M. BERNHARD JR.

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Attorney-in-fact

JEFFERY SCOTT JENKINS

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins